SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.            )1
                                        ------------

                                 Coinstar, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    19259P300
             -----------------------------------------------------
                                 (CUSIP Number)




--------
1 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19259P300
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSONS (ENTITIES ONLY)

       Acorn Ventures, Inc.  IRS ID #

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
          (a)  [   ]
          (b)  [ X ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION:       Washington
--------------------------------------------------------------------------------
NUMBER OF         5    SOLE VOTING POWER                   0
SHARES            --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER         1,076,142 *
OWNED BY          --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER              0
REPORTING         --------------------------------------------------------------
PERSON WITH       8    SHARED DISPOSITIVE POWER    1,076,142 *
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,076,142 *
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.75%
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  12   TYPE OF REPORTING PERSON:  CO
--------------------------------------------------------------------------------

  13. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Rufus W. Lumry, III
--------------------------------------------------------------------------------
  14. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
          (a)  [   ]
          (b)  [ X ]
--------------------------------------------------------------------------------
  15.  SEC USE ONLY

--------------------------------------------------------------------------------
  16.  CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF         17.  SOLE VOTING POWER           19,000
SHARES            --------------------------------------------------------------
BENEFICIALLY      18.  SHARED VOTING POWER         1,076,142 *
OWNED BY          --------------------------------------------------------------
EACH              19.  SOLE DISPOSITIVE POWER      19,000
REPORTING         --------------------------------------------------------------
PERSON WITH       20.  SHARED DISPOSITIVE POWER    1,076,142 *
--------------------------------------------------------------------------------
  21.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,095,142 *
--------------------------------------------------------------------------------
  22.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (21) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
  23.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (21)  6.87%
--------------------------------------------------------------------------------
  24.  TYPE OF REPORTING PERSON:  IN
--------------------------------------------------------------------------------
   * Includes 900,000 shares of Common Stock issuable on exercise of warrants currently exercisable.

Item 1.
Item 1(a) Name of Issuer:  Coinstar, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
               1800 - 114th Avenue S.E., Suite 200, Bellevue,
               Washington  98004

Item 2.

2(a)      Name of Person Filing:

          Acorn Ventures, Inc. and Rufus W. Lumry, III, the sole shareholder of Acorn Ventures, Inc.

2(b)      Address of Principal Business Office:
          1309 - 114th Avenue S.E., Suite 200, Bellevue, Washington  98004

2(c)      Citizenship:

          Acorn Ventures, Inc. is a Washington corporation.
          Rufus W. Lumry, III is a United States citizen.


2(d)      Title of Class of Securities:

          Common Stock,  $0.001 par value

2(e)      CUSIP Number:

          19259P300

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

   (a)   [ ]   Broker or Dealer  registered under Section  15 of  the Act.

   (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

   (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of the Act.

   (d)   [ ]   Investment Company registered under  Section 8 of  the
               Investment Company Act of 1940.

   (e)   [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)   [ ]   An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

   (g)   [ ]   A parent holding company or control person in accordance
               with Rule 13d-1(b)(1)(ii)(G);

   (h)   ( )   A savings associations as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i)   ( )   A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act of 1940;

   (j)   ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   a.  Amount Beneficially Owned:
       1,095,142*

       *Includes 900,000 shares of Common Stock issuable on exercise of warrants currently exercisable, and 19,000 shares owned by a charitable remainder trust of which Mr. Lumry is trustee.

   b.  Percent of class:
       6.87%

   c.  Number of shares as to which such person has:

       i.  Sole power to vote or to direct the vote:               19,000*
       ii. Shared power to vote or to direct the vote:             1,076,142**
       iii.Sole power to dispose or to direct the disposition of:  19,000*
       iv. Shared power to dispose or to direct the disposition of:1,076,142**

           *Owned by charitable remainder trust of which Mr. Lumry is trustee. **Includes 900,000 shares of Common Stock issuable on exercise of warrants currently exercisable.

 Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule
 13d-3(d)(1).

Item 5.       Ownership of 5 Percent or Less of a Class.

              Not Applicable


Item 6.       Ownership of More than 5 Percent on Behalf of Another Person.

              Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not Applicable


Item 8.       Identification and Classification of Members of the Group.

              Not Applicable


Item 9.       Notice of Dissolution of Group.

              Not Applicable


Item 10.      Certifications.

              Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 11, 1999

                              ACORN VENTURES, INC.

                              By:/s/ Rufus W. Lumry
                                 -------------------
                                   Rufus W. Lumry, III,
                                   President, Acorn Ventures, Inc.


                              RUFUS W. LUMRY, III

                              By: /s/ Rufus W. Lumry
                                 -------------------
                                   Rufus W. Lumry, III

                                   SCHEDULE I

                             Joint Filing Agreement
                          Pursuant to Rule 13d-1(k)(1)




         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Dated:   October 11, 1999


                              ACORN VENTURES, INC.

                              By:/s/ Rufus W. Lumry
                                 -------------------
                                   Rufus W. Lumry, III,
                                   President, Acorn Ventures, Inc.


                              RUFUS W. LUMRY, III

                              By: /s/ Rufus W. Lumry
                                 -------------------
                                   Rufus W. Lumry, III